



08027070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
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| Expires: | February 28, 2010 |
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| SEC FILE NUMBER |
|---|
| 8- 52294 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING    01/01/2007    AND ENDING    12/31/2007
                             MM/DD/YY                             MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **McKim Capital Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

6160 Stoneridge Mall Road  suite 250

(No. and Street)

Pleasanton, California 94588

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jordan L. Loewer                                 (925) 937-5238

                                                             (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Safris, Michael E.

(Name – if individual, state last, first, middle name)

18 Cummings Circle, W. Orange, NJ    07052

(Address)                        (City)                        (State)             (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, ___Jordan L. Loewer___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___McKim Capital Inc.___ , as of ___February 19___, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**N/A**

RICHARD F. LECHLEITNER
Commission # 1646979
Notary Public - California
San Mateo County
My Comm. Expires Mar 9, 2010

_____
Signature

_____
Director of Compliance
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders Equity or Partners or Sole Proprietors Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

MCKIM CAPITAL, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

MICHAEL E. SAFRIS CPA

# MCKIM CAPITAL, INC.
## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2007

## TABLE OF CONTENTS

# MICHAEL E. SAFRIS CPA

18 Cummings Circle
West Orange, NJ 07052

Phone: 201-303-0622
Fax: 973-669-1787
E-mail: msafris@aol.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McKim Capital, Inc.
Pleasanton, California

We have audited the accompanying balance sheet of McKim Capital, Inc. (the "Company") as of December 31, 2007, and the related statements of income, changes in retained earnings and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of McKim Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MICHAEL E. SAFRIS, C.P.A.

Roseland, New Jersey
February 23, 2008

## MCKIM CAPITAL, INC.
## BALANCE SHEET
## DECEMBER 31, 2007

### ASSETS

| | | |
|---|---|---:|
| **Current Assets** | | |
| Cash | $ | 116,334 |
| Brokers receivable | | 62,796 |
| **Total current assets** | | 179,130 |
| | | |
| | $ | 179,130 |

### LIABILITIES AND EQUITY

| | | |
|---|---|---:|
| **Current Liabilities** | | |
| Accrued fees | $ | 42,137 |
| **Total current liabilities** | | 42,137 |
| | | |
| **Commitments and Contingencies** | | |
| | | |
| **Equity** | | |
| Common stock, no par value; | | |
| 500 - shares authorized, issued and outstanding | | 102,608 |
| Retained earnings | | 34,385 |
| | | 136,993 |
| | | |
| | $ | 179,130 |

The accompanying notes are an integral part of this financial statement.

## MCKIM CAPITAL, INC.
## STATEMENT OF INCOME AND CHANGES IN RETAINED EARNINGS
## YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---:|
| **Revenues** | | |
| Commission income | $ | 593,979 |
| Other income | | 858,962 |
| | | 1,452,941 |
| | | |
| **Expenses** | | |
| Payroll, taxes and benefits | | 836,862 |
| Commissions | | 148,206 |
| Regulatory fees | | 51,792 |
| Other expenses | | 299,845 |
| | | 1,336,705 |
| | | |
| **Net Income** | | 116,236 |
| | | |
| **Retained Earnings, beginning** | | 6,491 |
| | | |
| **Less: Distributions** | | 88,342 |
| | | |
| **Retained Earnings, ending** | $ | 34,385 |

The accompanying notes are an integral part of this financial statement.

## MCKIM CAPITAL, INC.
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2007
### Increase (decrease) in cash

| | | |
|---|---:|---:|
| **Cash Flows Used In Operating Activities:** | | |
| Net income | | $ 116,236 |
| **Adjustments to reconcile net income to net cash** | | |
| **used in operating activities:** | | |
| Brokers receivable | 69,631 | |
| Accrued fees | 9,880 | |
| Total adjustments | | 79,511 |
| **Net cash provided by operating activities** | | 195,747 |
| | | |
| **Cash Flows From Financing Activities:** | | |
| Distributions | (88,342) | |
| **Net cash used in financing activities** | | (88,342) |
| | | |
| **Net increase in cash** | | 107,405 |
| | | |
| **Cash, beginning** | | 8,929 |
| | | |
| **Cash, ending** | | $ 116,334 |

The accompanying notes are an integral part of this financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. **Company Profile**

   McKim Capital, Inc. (The "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a Member of the National Association of Securities Dealers, Inc. ("NASD"). The Company will conduct capital raising services based primarily on a confidential private placement memorandum that described the private offer and sale of primary securities. This private placement (or "Reg D") memorandum will be offered to subscripers of the network who are "accredited investors," as defined in Rule 501(a) of regulation D under the Securities Act of 1933, as amended ("Securities Act"). The Company also offers to its clients a number of products and services, including investment opportunities in Stocks, Bonds. Mutual Funds. Unit Investment Trusts, and Insurance.

   The Company is a wholly owned subsidiary of Stellar McKim and Company, L.L.C. ( the "parent").

   b. **Use of Estimates**

   The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

   c. **Concentrations**

   The Federal Deposit Insurance Corporation insures each of the Company's bank accounts up to a maximum of $100,000 in each bank. At December 31. 2007, there was $4,129 over the FDIC limit.

2. BROKERS RECEIVABLE

The Company carries their brokers receivable at cost and, on a periodic basis. the Company evaluates their brokers receivables and establishes an allowance for doubtful accounts if necessary, based on a history of past write-offs and collections and the current credit conditions. No allowance for doubtful accounts has been deemed necessary.

# MICHAEL E. SAFRIS CPA

18 Cummings Circle
West Orange, NJ 07052


Phone: 201-303-0622
Fax: 973-669-1787
E-mail: msafris@aol.com


## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION


To the Board of Directors
McKim Capital, Inc.
Pleasanton, California


Our report on our audit of the basic financial statement of McKim Capital, Inc. for the year ended December 31, 2007 appears on page one. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 7 – 12 are presented for purposes for analysis and is not required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


_____
MICHAEL E. SAFRIS, C.P.A.


Roseland, New Jersey
February 23, 2008

## NET CAPITAL

| | | |
|---|---|---:|
| Total stockholder's equity from statement of financial condition | $ | 136,993 |
| Qualifying subordinated liabilities | | - |
| **Total equity and allowable subordinated liabilities** | | 136,993 |

**Deductions and/or charges:**

| | | |
|---|---|---:|
| Non-allowable assets | | - |
| Other deductions/additions | | - |
| **Total deductions and/or charges** | | - |

| | | |
|---|---|---:|
| **Net capital before haircuts on securities positions** | | 136,993 |
| **Haircuts on securities positions** | | 601 |
| **Net Capital** | $ | 136,392 |

## NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| **Net Capital** | $ | 136,392 |
| **Minimum net capital required** | | 5,000 |
| **Excess net capital** | $ | 131,392 |

See independent Auditors' Report on Supplementary Information.

# MCKIM CAPITAL, INC.
## SCHEDULE 2 - COMPUTATION OF AGGREGATED
## INDEBTEDNESS PURSUANT TO RULE 1 5C3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION
## YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---:|
| **Indebtdness** | | |
| Customer cash balances | $ | - |
| Fails to receive | | - |
| **Total Indebtedness** | | - |
| Less, cash in customer reserve account | | - |
| **Total Aggregate Indebtedness** | | 42,137 |
| **Net Capital** | $ | 136,392 |
| **Ratio of Aggregated Indebtedness to Net Capital** | | 30.89% |

See independent Auditors' Report on Supplementary Information.

**MCKIM CAPITAL, INC.**
**SCHEDULE 3 - STATEMENT OF MATERIAL DIFFERENCES IN**
**RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL**
**AND THE BROKERS-DEALERS CORRESPONDING UNADITED**
**PART II AND PART IIA (SEC RULE 17A-5(D)(4))**
**YEAR ENDED DECEMBER 31, 2007**

---

No material differences existed in the reconciliation of the computation of Net Capital from our Audited Report for the year ended December 31, 2007 and the Broker - Dealer's corresponding Unadited Part II of Net Capital ( SEC Rule 17A-5(D)(4)).

See independent Auditors' Report on Supplementary Information.

At December 31, 2007, no material inadequacies were found to exist.

See independent Auditors' Report on Supplementary Information.

# MCKIM CAPITAL, INC.
## SCHEDULE 5 - COMPUTATION FOR DETERMINATION OF RESERVE
## REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE
## SECURITIES AND EXCHANGE COMMISSION
## YEAR ENDED DECEMBER 31, 2007

Exemption from Rule 15C3-3 is claimed, as all customer transactions are cleared through another Broker-Dealer, Sterne, Agee & Leach, Inc., on a fully disclosed basis.

See independent Auditors' Report on Supplementary Information.

Exemption from Rule 15C3-3 is claimed, as all customer transactions are cleared through another Broker-Dealer, Sterne, Agee & Leach, Inc., on a fully disclosed basis.

END

See independent Auditors' Report on Supplementary Information.